Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated May 14, 2007	Registration Statement No. 333-142572

European Investment Bank
JPY 100,000,000,000 1.25% Notes due 2012
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	Aaa/AAA/AAA
Currency/Size:	JPY 100,000,000,000
Settlement:	22 May 2007
Maturity:	20 September 2012
Interest Payment Dates:	20 March and 20 September in each year, commencing 20 September 2007
Coupon:	1.25% (semi-annual)
Reoffer/Issue Price:
99.774% for JPY 75,000,000,000 aggregate principal amount of the notes priced on 11 May 2007 (the “Tranche A Notes”) and 99.677% for JPY 25,000,000,000 aggregate principal amount of the notes priced on 14 May 2007 (the “Tranche B Notes”)

Yield:	1.294% for the Tranche A Notes and 1.313% for the Tranche B Notes
Benchmark:	JGB#63 (JGB 1.2% 20-March-2012)
Spread:	JGB#63 + 7 bps
Denominations:	JPY 100,000 (subject to minimum hold of JPY 1,000,000)
Leads:	Citi/Mitsubishi/UBS
Co-leads:	Daiwa/ML/MS/Nomura
Governing Law:	New York

The notes are expected to be listed on the Luxembourg Stock Exchange

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015707000625/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1 877 858 5407.